

PUBLIC POWER CORPORATION S.A.
30, Chalkok[illegible]
10432 ATH[illegible]
Greece



05009078


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH. D.C. 209 SECTION

No/Date : F/D[illegible]349/9-6-2005

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement of the results of AGM with a correction.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

PROCESSED
JUN 20 2005
THOMSON FINANCIAL

Enclosure
- An announcement with the results of AGM

dlw 6/20



PUBLIC POWER CORPORATION S.A.

RESULTS OF THE 3rd ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF "PUBLIC POWER CORPORATION S.A."

"PUBLIC POWER CORPORATION SOCIETE ANONYME" announces that, the 3rd Annual General Meeting of the shareholders, which was accomplished with quorum 60,32%, on Monday the 6th of June, 2005, unanimously decide on each one of the following subjects:

Item one: Submission for approval of the Financial Statements of the Company for the twelve-month fiscal year from 1.1.2004 to 31.12.2004, after hearing of the report of the Board of Directors on the events in the abovementioned fiscal year and of the report of the certified public accountants.

Item two: Submission for approval of the consolidated Financial Statements of the Company for the fiscal year from 1.1.2004 to 31.12.2004, after hearing of the report of the Board of Directors on the consolidated financial statements and of the report of the certified public accountants.

Item three: Submission for approval of the Company's consolidated Financial Statements, which have been compiled on the basis of International Financial Reporting Standards for the fiscal year from 1.1.2004 to 31.12.2004.

Item four: Release of the Members of the Board of Directors and of the certified public accountants of the Societe Anonyme under the name 'PUBLIC POWER CORPORATION S.A.' from any responsibility for compensation concerning the financial statements, the management of the Company and the consolidated financial statements for the fiscal year from 1.1.2004 to 31.12.2004.

Item five: Dividend distribution of 0.90 € per share of the Company for the fiscal year 2004.

Item six: Appointment of certified public accountants for the fiscal year from 1.1.2005 to 31.12.2005, pursuant to articles 31 and 32 of the Articles of Incorporation of the Company and approval of the certified public accountants' remuneration for the abovementioned fiscal year.

Item seven: Approval of the remuneration and compensation paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2004 to 31.12.2004 and pre-approval of the gross remuneration and compensation for the fiscal year from 1.1.2005 to 31.12.2005.

Item eight: Ratification of appointment of Members of the Board of Directors

Athens, June 6, 2005



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 : 345 / 9-6-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement of the results of AGM with a correction.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement with the results of AGM



PUBLIC POWER CORPORATION S.A.

RESULTS OF THE 3rd ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF "PUBLIC POWER CORPORATION S.A."

"PUBLIC POWER CORPORATION SOCIETE ANONYME" announces that, the 3rd Annual General Meeting of the shareholders, which was accomplished with quorum 60,32%, on Monday the 6th of June, 2005, unanimously decide on each one of the following subjects:

Item one: Submission for approval of the Financial Statements of the Company for the twelve-month fiscal year from 1.1.2004 to 31.12.2004, after hearing of the report of the Board of Directors on the events in the abovementioned fiscal year and of the report of the certified public accountants.

Item two: Submission for approval of the consolidated Financial Statements of the Company for the fiscal year from 1.1.2004 to 31.12.2004, after hearing of the report of the Board of Directors on the consolidated financial statements and of the report of the certified public accountants.

Item three: Submission for approval of the Company's consolidated Financial Statements, which have been compiled on the basis of International Financial Reporting Standards for the fiscal year from 1.1.2004 to 31.12.2004.

Item four: Release of the Members of the Board of Directors and of the certified public accountants of the Societe Anonyme under the name 'PUBLIC POWER CORPORATION S.A.' from any responsibility for compensation concerning the financial statements, the management of the Company and the consolidated financial statements for the fiscal year from 1.1.2004 to 31.12.2004.

Item five: Dividend distribution of 0.90 € per share of the Company for the fiscal year 2004.

Item six: Appointment of certified public accountants for the fiscal year from 1.1.2005 to 31.12.2005, pursuant to articles 31 and 32 of the Articles of Incorporation of the Company and approval of the certified public accountants' remuneration for the abovementioned fiscal year.

Item seven: Approval of the remuneration and compensation paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2004 to 31.12.2004 and pre-approval of the gross remuneration and compensation for the fiscal year from 1.1.2005 to 31.12.2005.

Item eight: Ratification of appointment of Members of the Board of Directors

Public Power Corporation S.A. - File No 82-34707



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH, D.C.
209
SECTION

BY COURIER

No/Date : f ... 351 | 9-6-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notice of dividend declaration with a correction.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A notice of dividend declaration



PUBLIC POWER CORPORATION S.A.

NOTICE

The 3rd Annual General Meeting of the shareholders of PPC SA, held on Monday 6//6/2005, resolved the payment of dividend of 208,800,000 Euro for the fiscal year 2004, or 0.90 Euro per share. Shareholders of record as at the end of Athens and London Stock Exchanges meeting on June 6, 2005 are entitled to such dividend. On Tuesday 7 June 2005 the shares will be traded at the Stock Exchanges ex-dividend. The dividend payment will take place around the 15th of July 2005 through the authorized users of the shareholders. The payment date will be notified by a further announcement of the Company.

ATHENS, 6/6/05



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : f /D1 : 351 | 9-8-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notice of dividend declaration with a correction.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A notice of dividend declaration



PUBLIC POWER CORPORATION S.A.

NOTICE

The 3rd Annual General Meeting of the shareholders of PPC SA, held on Monday 6//6/2005, resolved the payment of dividend of 208,800,000 Euro for the fiscal year 2004, or 0.90 Euro per share. Shareholders of record as at the end of Athens and London Stock Exchanges meeting on June 6, 2005 are entitled to such dividend. On Tuesday 7 June 2005 the shares will be traded at the Stock Exchanges ex-dividend. The dividend payment will take place around the 15th of July 2005 through the authorized users of the shareholders. The payment date will be notified by a further announcement of the Company.

ATHENS, 6/6/05